UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2021 one

(Exact name of registrant as specified in charter)

Cayman Islands	001-39453	98-154859
(State or other jurisdiction	Commission	(I.R.S. Employer
of incorporation)	File number	Identification Number)

16 Funston Avenue, Suite A	94129
The Presidio of San Francisco	(Zip Code)
San Francisco, California
(Address of principal executive offices)

(415) 480-1752
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

	Trading	Name of each exchange
Title of each class	Symbol(s)	on which registered
Units, each consisting of one Class A	AONE.U	New York Stock Exchange
ordinary share and one-fourth of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share	AONE	New York Stock Exchange

Redeemable Warrants, each whole warrant	AONE.WS	New York Stock Exchange
exercisable for one Class A ordinary share
at an exercise price of $11.50

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On February 23, 2021, one, a Cayman Islands exempted company limited by shares (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Caspian Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Merger Sub”), and MarkForged, Inc., a Delaware corporation (“Markforged”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and Markforged.

The Business Combination

In connection with the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement, the following transactions, among other things, will occur:

(i) prior to the effective time of the transactions contemplated by the Merger Agreement (the “Effective Time”), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Law (As Revised) (the “Domestication”);

(ii) prior to the Effective Time, all issued and outstanding shares of preferred stock of Markforged will convert into shares of common stock of Markforged;

(iii) prior to the Effective Time, Markforged will repurchase up to approximately $45 million of Markforged securities held by certain of its stockholders (the “Employee Transactions”);

(iv) at the Effective Time, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, Merger Sub will merge with and into Markforged, with Markforged continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

(v) at the Effective Time, and after the Domestication, each issued and outstanding share of common stock of Markforged, excluding the shares repurchased in the Employee Transactions, will be cancelled and converted into the right to receive a number of shares of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), equal to the product of (x) one share of Markforged common stock and (y) the Exchange Ratio (as defined below) (such aggregate number of shares of Company Common Stock, the “Aggregate Merger Consideration”); and

(iv) upon the consummation of the Merger (the “Closing”), the Company will be renamed “Markforged Holding Corporation.”

Domestication

In connection with the Domestication, (i) each then issued and outstanding Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”), and each then issued and outstanding Class B ordinary share of the Company, par value $0.0001 per share (the “Class B Ordinary Shares”), will convert into one share of Company Common Stock, (ii) each then issued and outstanding warrant of the Company will convert automatically into a warrant to acquire one share of Company Common Stock, pursuant to the Company’s existing warrant agreement, and (iii) each then issued and outstanding unit of the Company that has not previously been separated into its underlying securities will be cancelled and the holder thereof will receive one share of Company Common Stock and one-fourth of one warrant to purchase Company Common Stock.

Merger Consideration

The Exchange Ratio is defined as (i) $1,700,000,000 minus the total dollar amount paid by the Company in connection with the Employee Transactions, divided by (ii) $10.00, divided by (iii) the number of issued and outstanding shares of Markforged common stock, on a fully diluted and as-converted basis (including shares subject to outstanding equity awards of Markforged (“Markforged Equity Awards”) and shares available for issuance in respect of Markforged Equity Awards not yet granted under the Markforged equity incentive plan). In addition, the outstanding Markforged Equity Awards will be converted into equity awards of the Company, on the terms provided in the Merger Agreement. The holders of Markforged common stock and Markforged Equity Awards (whether vested or not) immediately prior to the Effective Time will be entitled to receive, on a pro rata basis, up to 14,666,667 additional shares of Company Common Stock (“Earnout Shares”) as follows: (i) if the volume-weighted average price of Company Common Stock is at least $12.50 for any 20 days in a consecutive 30-trading day period, 8,000,000 Earnout Shares will be issued, (ii) if the volume-weighted average price of Company Common Stock is at least $15.00 for any 20 days in a consecutive 30-trading day period, 6,666,667 Earnout Shares will be issued and (iii) upon a change of control or a liquidation of the Company, all previously unearned Earnout Shares will be issued. Markforged stockholders will not receive any Earnout Shares not earned within five years of the Closing.

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others: (i) approval of the Merger and related agreements and transactions by the shareholders of the Company and by the stockholders of Markforged, (ii) the effectiveness of the merger proxy statement / registration statement on Form S-4 to be filed by the Company in connection with the Merger, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iv) receipt of approval for listing on The New York Stock Exchange (the “NYSE”) for the shares of Company Common Stock to be issued in connection with the Merger, (v) the Company having at least $5,000,001 of net tangible assets upon Closing and (vi) the size and composition of the board of directors of the Company after giving effect to the Merger being composed as agreed upon by the parties.

The obligation of the Company to consummate the Merger is subject to the fulfillment of additional closing conditions, including: (i) the representations and warranties of Markforged being true and correct to the standards applicable to such representations and warranties and (ii) the covenants of Markforged having been performed or complied with in all material respects.

The obligation of Markforged to consummate the Merger is subject to the fulfillment of additional closing conditions, including: (i) the representations and warranties of the Company being true and correct to the standards applicable to such representations and warranties, (ii) the covenants of the Company having been performed or complied with in all material respects, (iii) the completion of the Domestication and (iv) the Company having available cash of no less than $200,000,000, comprised of (x) the funds in the Company’s trust account (after deducting the amounts required to satisfy the Company’s obligations to its shareholders, if any, that have elected to exercise their redemption rights pursuant to the Company’s governing documents, and after deducting all unpaid transaction expenses) and (y) the proceeds of the PIPE Investment (as defined below) received by the Company.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties and covenants, including, among others, covenants providing for: (i) the Company and Markforged to each conduct their respective businesses in the ordinary course through the Closing, (ii) the Company and Markforged not soliciting, negotiating or entering into any alternative transactions, (iii) Markforged delivering to the Company its audited financial statements for the fiscal year ended December 31, 2020, (iv) the Company preparing, filing and maintaining the effectiveness of a merger proxy statement / registration statement on Form S-4 and taking certain actions to obtain the requisite approval of its shareholders of certain proposals regarding the Merger (including the Domestication, adoption of the Merger Agreement, the issuance of the Aggregate Merger Consideration, and the adoption of an agreed-upon equity incentive plan and employee stock purchase plan), (v) adoption of the agreed-upon equity incentive plan and employee stock purchase plan and (vi) the Company and Markforged using reasonable best efforts to obtain approval under the HSR Act.

Termination

The Merger Agreement may be terminated under certain customary circumstances prior to the Closing, including, but not limited to: (i) by mutual written consent of the Company and Markforged, (ii) by the Company or Markforged if the Company has not obtained the required shareholder approvals, (iii) by the Company if the representations and warranties of Markforged are not true and correct to the applicable standard or if Markforged fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to the Closing cannot be satisfied and the breach of such representations and warranties, or failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within the specified time period, (iv) by Markforged if the representations and warranties of the Company are not true and correct to the applicable standard or if the Company fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to the Closing cannot be satisfied and the breach of such representations and warranties, or failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within the specified time period, (v) subject to limited exceptions, by either the Company or Markforged if the Merger is not consummated by September 30, 2021 and (vi) by the Company if Markforged has not obtained the requisite approvals of its stockholders within five business days of the registration statement on Form S-4 being declared effective by the Securities and Exchange Commission (the “SEC”) and being made available to shareholders.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Certain Related Agreements

Subscription Agreements

On February 23, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 21,000,000 shares of Company Common Stock for an aggregate purchase price equal to $210,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated following the Domestication and substantially concurrently with the Closing, subject to the terms and conditions contemplated by the Subscription Agreements.

The obligations of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements are conditioned upon terms including, but not limited to: (i) the satisfaction or waiver of certain closing conditions to the Merger Agreement, (ii) the representations and warranties of the parties made in the Subscription Agreement being true and correct to the standard applicable to such representations and warranties as of the applicable dates, (iii) the approval for listing on the NYSE of the shares to be issued to the PIPE Investors and (iv) the absence of any amendment of, or waiver or modification to, the Merger Agreement that would materially adversely affect the PIPE Investors.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Sponsor Support Agreement

On February 23, 2021, concurrently with the execution of the Merger Agreement, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among the Company, A-star, a Cayman Islands limited liability company and the Company’s sponsor (the “Sponsor”), and the other holders of the Company’s Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), pursuant to which the parties thereto have agreed, among other things, to vote in favor of the Merger Agreement and the transactions contemplated thereby, and not to redeem their shares of the Company in connection therewith, in each case, subject to the terms and conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that 50% of the shares of Company Common Stock held by the Sponsor as a result of the conversion of its Class B Ordinary Shares in connection with the Domestication (the “Sponsor Earnout Shares”) will be subject to the following vesting conditions: (i) 50% of the Sponsor Earnout Shares (25% of the Sponsor’s total shares) will vest if the volume-weighted average price of Company Common Stock is at least $12.50 for any 20 days in a consecutive 30-trading day period and (ii) 50% of the Sponsor Earnout Shares (25% of the Sponsor’s total shares) will vest if the volume-weighted average price of Company Common Stock is at least $15.00 for any 20 days in a consecutive 30-trading day period. Any Sponsor Earnout Shares not vested at the time that is five years after the Closing will be forfeited.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Stockholder Support Agreement

On February 23, 2021, concurrently with the execution of the Merger Agreement, the Company entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) by and among the Company, Markforged and certain stockholders of Markforged (the “Markforged Holders”), pursuant to which the Markforged Holders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, including the conversion of all issued and outstanding Markforged preferred stock into shares of Markforged common stock and the termination of certain agreements between Markforged and its investors, in each case, subject to the terms and conditions set forth in the Stockholder Support Agreement.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

Concurrently with the Closing, the Company will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Company, the Sponsor, the other holders of the Company’s Class B Ordinary Shares, and certain stockholders of Markforged, pursuant to which the parties thereto will be granted certain customary registration rights with respect to shares of Company Common Stock. Pursuant to the Registration Rights Agreement, the Company will agree that, within 30 calendar days after the Closing, the Company will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the stockholders party thereto, and use its reasonable best efforts to have such registration statement declared effective by the SEC as soon as practicable thereafter. The Registration Rights Agreement provides that the shareholders of the Company party thereto, on the one hand, and the former stockholders of Markforged party thereto, on the other hand, can each request up to two underwritten offerings, and that such holders will be entitled to “piggyback” registration rights that allow them to include their registrable securities in certain registrations initiated by the Company. If the sale of registered securities under a registration statement would require disclosure of certain material information not otherwise required to be disclosed, the Company may postpone the effectiveness of the applicable registration statement or require the suspension of sales thereunder.

Lock-Up

Concurrently with the Closing, the Company will enter into a Lock-Up Agreement (the “Lock-Up Agreement”), by and among the Company, the Sponsor, the other holders of the Company’s Class B Ordinary Shares, and certain stockholders of Markforged, pursuant to which the parties thereto will be restricted from transferring their shares of Company Common Stock for a period of 180 days from the date of the Closing, subject to customary terms.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 is incorporated by reference herein. The securities of the Company that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On February 24, 2021, the Company and Markforged issued a press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference is the investor presentation dated February 24, 2021, and a related transcript, for use in connection with the announcement of the Merger.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by one that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of one to vote on the business combination. one urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about one, Markforged and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of one as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of one is set forth in one’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), on August 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Special Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the expected new investors in the combined company, assumptions relating to redemptions, the expected proceeds of the transaction and the anticipated uses of those proceeds, the equity value, cash position and initial market capitalization of the combined company, the benefits of the transaction, the expected ownership of current Markforged stockholders following the closing of the transaction, as well as statements about the expected growth of the additive manufacturing industry, the combined company’s competitive position in the industry, the anticipated growth of the combined company, the increased adoption of its products, and the expected benefits of product innovation. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of one for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by one’s shareholders; the inability to obtain or maintain the listing of the combined company's securities following the business combination; costs related to the business combination; and those factors discussed under the header “Risk Factors” in the registration statement on Form S-4 to be filed by one with the SEC and those included under the header “Risk Factors” in the final prospectus of one related to its initial public offering. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent our views as of the date of this document. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1†	Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Company, Caspian Merger Sub Inc., and MarkForged, Inc.
10.1	Form of Subscription Agreement.
10.2	Sponsor Support Agreement, dated as of February 23, 2021, by and among the Company, MarkForged, Inc., A-star, and certain shareholders of the Company party thereto.
10.3	Stockholder Support Agreement, dated as of February 23, 2021, by and among the Company, MarkForged, Inc., and certain stockholders of MarkForged, Inc. party thereto.
99.1	Press Release, dated February 24, 2021.
99.2	Investor Presentation, dated February 24, 2021.
99.3	Transcript of Investor Webcast, dated February 24, 2021.

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

one

Date: February 24, 2021	By:	/s/ Troy B. Steckenrider III
	Name:	Troy B. Steckenrider III
	Title:	Chief Financial Officer